UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

     For the month of May, 2010

     Commission File Number 000-22286

                      Taro Pharmaceutical Industries Ltd.
                (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                    (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [ ]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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At an Extraordinary General Meeting of Shareholders held on May 21, 2010 the
Company's shareholders terminated the appointment of Kost Forer Gabbay and Kasierer, a member of Ernst & Young Global ("EY") as the Company's independent auditors and appointed Ziv Haft, Certified Public Accountants (Israel), a BDO member firm, in their place.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 25, 2010

                                      TARO PHARMACEUTICAL INDUSTRIES LTD.

                                      By:  /s/ Tal Levitt
                                           --------------
                                           Name: Tal Levitt
                                           Title: Secretary